EXHIBIT 21
SUBSIDIARIES

Southern Connecticut Bancorp, Inc. has the following subsidiaries:

1.
The Bank of Southern Connecticut, a bank organized under the laws of the State of Connecticut that conducts business under its own name and through its divisions, The Bank of North Haven and The Bank of Southeastern Connecticut.

2.	TBSC Asset Liquidation, LLC, a Connecticut limited liability company.

3.	SCB Capital, Inc., a Connecticut corporation.